1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 15, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC January 2016 Revenue Report

Hsinchu, Taiwan, R.O.C. – Feb 15, 2016 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for January 2016: On a consolidated basis, revenues for January 2016 were approximately NT$70.86 billion, an increase of 21.4 percent from December 2015 and a decrease of 18.7 percent versus January 2015.

TSMC January Revenue Report (Consolidated):

(Unit: NT$ million)
Period	January 2016	December 2015	M-o-M Increase (Decrease) %	January 2015	Y-o-Y Increase (Decrease) %
Net Revenues	70,855	58,347	21.4	87,120	(18.7)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of January 2016.

1.	Sales volume (in NT$ thousands)

Period	Items	2016	2015
Jan.	Net sales	70,855,235	87,120,068

2.	Funds lent to other parties : None.

3.	Endorsements and guarantees (in NT$ thousands) :

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	305,417,930	53,023,397

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	22,407,776
	Mark to Market Profit/Loss	(107,200)
	Unrealized Profit/Loss	(67,972)
Expired Contracts	Notional Amount	22,148,595
	Realized Profit/Loss	(158,337)
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	6,726,788
	Mark to Market Profit/Loss	3,016
	Unrealized Profit/Loss	28,819
Expired Contracts	Notional Amount	7,451,382
	Realized Profit/Loss	(111,735)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	414,632
	Mark to Market Profit/Loss	(3,956)
	Unrealized Profit/Loss	(2,308)
Expired Contracts	Notional Amount	228,996
	Realized Profit/Loss	(3,824)
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(10,233)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	395,194
	Mark to Market Profit/Loss	473,083
	Unrealized Profit/Loss	(9,442)
Expired Contracts	Notional Amount	66,982
	Realized Profit/Loss	(475)
Equity price linked product (Y/N)		N